United States securities and exchange commission logo





                                April 16, 2024

       Michael Novogratz
       Chief Executive Officer
       Galaxy Digital Inc.
       300 Vesey Street
       New York, NY 10282

                                                        Re: Galaxy Digital Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed December 22,
2023
                                                            File No. 333-262378

       Dear Michael Novogratz:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 16, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-4

       General

   1. We continue to evaluate the issues underlying prior comments 2, 19, 42, 48, 49, and 52 and may have further
comments.
   2. We note your revised disclosure in response to comment 1 that "[w]hile QPT engages in quantitative trading
activity with respect to digital assets that could be determined to be
                                                        'securities' under the
federal securities laws, it is primarily engaged in trading activity with respect to bitcoin and
ether." Please revise to disclose all of the crypto assets that QPT engages in trading
activity with.
 Michael Novogratz
FirstName   LastNameMichael Novogratz
Galaxy Digital  Inc.
Comapany
April       NameGalaxy Digital Inc.
       16, 2024
April 216, 2024 Page 2
Page
FirstName LastName
Risk Factors
Risks Related to Our Business Lines
Our venture investments business within asset management, page 74

3. We note your response to prior comment 12 but are unable to locate revised disclosure.
         Please revise your disclosure to describe who, either within the Company or outside of the
         Company, makes decisions about your equity investments in portfolio companies.
Risks Related to Cryptocurrencies and Digital Assets
The continuing development and acceptance of digital assets, page 80

4. We note your response to comment 13 and await your revisions in a future amendment to the registration statement.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Nine Months Ended September 30, 2023 Compared to Nine Months Ended September 30, 2022
Revenues and gains from operations, page 184

5. You disclose that digital assets sales revenue decreased 56% for the nine months ended
         September 30, 2023 versus the comparable prior year period due to reduced digital asset prices and that you reduced the scope and size of your high frequency trading business, resulting in reduced volumes. You also disclose a 13.5% increase over the same period in lending and staking income driven by a larger loan book and higher rates on new loans.
         Please tell us your consideration for quantifying the price changes versus volume changes as stipulated in Item 303(b)(2)(iii) of Regulation S-K. Regarding your digital assets sales revenue, specifically tell us whether you have a universal metric to track sales volume by units of digital assets and related prices for all digital assets in which you trade. If not, tell us whether a disproportionally small number of assets account for a significant portion of your sales revenue and your consideration for disclosing information about those assets, either individually or as a group.
6. Given the magnitude of your net gain on digital assets to your overall profitability and its various components (including, but not limited to, the sale of digital financial assets, day one gains/losses on the derecognition of lent digital assets, change in fair value of digital assets loans receivable, change in fair value of the embedded derivative to return digital assets borrowed and collateral received on digital assets lent, etc.), please revise your disclosure to present and discuss the period over period changes at a more granular level.
7. Given the magnitude of your net gain on derivatives trading to your overall profitability, please revise your disclosure to present and discuss the period over period changes at a more granular level. In this regard, disclose by type of derivative disclosed in Note 7 on page F-28:
             Your gains/losses from settled derivative trades;
             Your gains/losses on open derivatives; and Michael Novogratz
Galaxy Digital Inc.
April 16, 2024
Page 3
                Any hedging impact included in this line item.
Quantitative and Qualitative Disclosures about Market Risk
Credit and Counterparty Risk, page 194

8. We note your response to prior comment 24 and re-issue in part. We note your disclosure that you participate in "lending and posting risk margin with trading exchanges and platforms," and that you post risk margin with digital asset trading platforms to participate in activities within the trading platform. Please revise to clarify whether the trading platforms referred to are located within the U.S. or elsewhere.
Our Products and Services
Global Markets, page 209

9. Please revise your chart starting on page 212 to include a column that indicates which digital assets are held or traded for customers of GalaxyOne. Information About Galaxy
The Cryptoeconomy
Expansion of Cryptocurrency Universe
Transacting on DeFi, page 227

10. We note your response to prior comment 29 and we re-issue our comment in part. Please revise to:
           Provide a materially complete description of the mechanics of liquidity pools, including but not limited to material terms and policies, and the role of AMMs. In
            this regard, we note that the liquidity pools facilitate various operations such as
            borrowing, lending, and trading on decentralized trading platforms;
           Identify the tokens or pairs of tokens that will be available in the liquidity pools. In this regard, we note that the smart contracts allow
participants/liquidity providers to
            contribute assets to these pools and receive pool specific receipt tokens in return;
           Clarify whether and to what extent you are affiliated with or have any material relationships with any of the liquidity providers;
           Provide a materially complete description of the mechanics of yield farming, including but not limited to material terms and policies, and how rewards are
            calculated and distributed. In this regard, we note that liquidity providers earn
            rewards via distributions of liquidity pool profit from trading margins, interest
            income and staking rewards;
           Discuss whether you hold any interest in the AMMs and decentralized exchanges;
FirstName LastNameMichael
            and                 Novogratz
Comapany    NameGalaxy
           Update           Digital
                    your risk      Inc.
                              factor disclosure to address risks associated
with yield farming,
            liquidity
April 16, 2024  Page pools
                      3     and AMMs.
FirstName LastName
 Michael Novogratz
FirstName   LastNameMichael Novogratz
Galaxy Digital  Inc.
Comapany
April       NameGalaxy Digital Inc.
       16, 2024
April 416, 2024 Page 4
Page
FirstName LastName
Government Regulation, page 248

11. Please revise to discuss the Digital Financial Assets Law recently enacted in California and the potential impact to your business. To the extent material, please also discuss its potential impact in your risk factors section.
Galaxy Digital Holdings LP Unaudited Interim Condensed Consolidated Financial Statements
Condensed Consolidated Interim Statements of Operations, page F-2

12. We acknowledge your response to prior comments 33 and 34. It is unclear to us how you can present a gross profit without fully costing each revenue and net gain item included in that subtotal. As a result, revise your presentation to provide a fully-costed cost of revenue for each revenue and net gain line item and tell us how you derived the fully-costed amounts. Otherwise, please revise your presentation to address the following:
             Remove the    total cost of revenues    and    gross profit/(loss)
   subtotals; and
             Present each cost of revenue as an operating expense.
Condensed Consolidated Interim Statements of Financial Position, page F-3

13. We note the balance of Digital Financial Assets was $103.8 million on the Statement of
         Financial Position at September 30, 2023, but the balance of USDC was $123.2 million in
         Note 4 on page F-25 at September 30, 2023. Please revise in your next amendment, or advise otherwise.
Notes to the Condensed Consolidated Interim Financial Statements
Note 2. Significant Accounting Policies
Revenue From Proprietary Mining, page F-10

14.      We note your response to prior comment 37. Please respond to the following:
             Revise your disclosure to clarify, consistent with your response, that you have entered into arrangements with mining pool operators and that these operators are
            your customer. In addition, if true, disclose that the provision of computing power, or
            more precisely hash calculation services, is an output of your ordinary activities.
             Your disclosure indicates that your single performance obligation is to provide computing power to the mining pool operator and your response indicates
            that your performance obligation is the provision of hash rate to the mining pool. We
            believe your disclosure requires a more precise description of your promise and
            single performance obligation. Please tell us whether a more accurate description of
            your promise and single performance obligation is a service to perform hash
            calculations for the pool operator, and if so, revise your disclosure to clarify.
             Your disclosure indicates that your enforceable rights and obligations last as long as computing power is provided to the mining pool operator. Revise this sentence, if
            true, to clarify that you decide when to provide services under the contract and that
            your enforceable right to compensation begins when, and continues as long as,
            services are provided.
 Michael Novogratz
FirstName   LastNameMichael Novogratz
Galaxy Digital  Inc.
Comapany
April       NameGalaxy Digital Inc.
       16, 2024
April 516, 2024 Page 5
Page
FirstName LastName
                Your response indicates that your contracts are terminable by either party "at any time, without prior notice and without penalty." Please make corresponding revisions to your accounting policy to disclose these termination
provisions.
                Given that your mining pool operator possesses the ability to terminate the contract at any time and you indicate that the contract automatically renews with each incremental hash, tell us whether Luxor's renewal right is a material right under ASC
              606-10-55-42. For example, clarify whether the terms, conditions, and compensation amounts of the renewal right are at the then-current market rates. If so, tell us whether
              you have concluded that the customer   s renewal option is not a
material right and
              whether the continuously renewed contract has a duration of less than 24 hours. Make corresponding revisions to your accounting policy and related disclosures to the extent necessary.
                Revise your accounting policy to disclose the payout methodology discussed in your response - specifically addressing the Full Pay Per Share (FPPS) payout model - and compensation earned equal to the sum of your share of (a) network block subsidies and (b) network transaction fees less (c) pool operating fees. As you disclose that the computation is performed hourly, disclose the frequency of payment (i.e., daily, consistent with your response) and indicate the period covered by each payment.
                You disclose that you value noncash consideration at the inception of the contract. Tell us whether the 23:59:59 UTC used to value bitcoin revenue is on the same day that control of the contracted services transfers to Luxor and is the same day as contract inception as ASC 606-10-32-21 requires noncash consideration to be valued at contract inception (that is, the date at which the criteria in ASC 606-10-25-1 are met). Revise your accounting policy to describe how the measurement date relates to both the date of contract inception and the date you transfer control of the service under the contract. Disclose the specific time consistently used to value bitcoin mining pool revenue.
Digital Assets, page F-11

15. We acknowledge your response to prior comment 39. Please address the following:
             Your revised disclosure indicates that both digital assets placed on trading platforms to satisfy risk margin requirements and those staked with
third-party validator nodes
            are not derecognized. Tell us why/how you continue to control these digital assets.
            Explain to us what authoritative literature you use to support your control of these
            assets. In your response, specifically tell us who controls the private cryptographic
            keys.
             Regarding your determination that digital assets staked with third-party validator nodes are restricted only if you expect withdrawal to take more than a few days, tell
            us how you determined "a few days" as being the appropriate threshold to
            characterize a staked digital asset as restricted. Reference for us the authoritative
            literature you rely upon to support your position.
             Confirm for us that your disclosure in footnote (1) to the table on page F-23 about
 Michael Novogratz
FirstName   LastNameMichael Novogratz
Galaxy Digital  Inc.
Comapany
April       NameGalaxy Digital Inc.
       16, 2024
April 616, 2024 Page 6
Page
FirstName LastName
              restricted digital intangible assets includes restrictions for both digital assets:
                o Placed on trading platforms to cover minimum balance requirements and margin loans outstanding; and
                o Staked with third-party validator nodes where you expect withdrawal to take more than a few days.

Digital Assets Loan Receivable, page F-12

16. We note your response to the first bullet of prior comment 43 where you indicate that you did not disclose the December 2022 change in your fixed term loan to remove the borrower's prepayment option because the prior policy is applicable to the financial statements for 2020 through 2022. As your loans in 2023 include the revised provision, please clarify why you have not disclosed the change in your loan terms in your interim financial statements through September 30, 2023. To the extent material, separately disclose the amount of loans outstanding that have the previous terms versus those with updated terms.
17. We note your response to prior comment 45, specifically that the borrower has the
         contractual obligation to provide additional collateral    typically
within 18 hours.    Please
         tell us, and revise your next amendment to disclose in your accounting policies, what you
         mean by    typically within 18 hours" and discuss the maximum range
that the borrower
         has the ability to provide additional collateral, i.e., in no case more than x hours.
18. Please provide us with an analysis detailing how you have applied the guidance in ASC
         Topic 860 in situations where you   ve either posted or received USDC
as collateral, or
         loaned or borrowed USDC to determine whether you should derecognize or recognize
         USDC for which you were either the transferor or transferee. In your response, please tell us in which ways your accounting policy for transfers of USDC differs from the guidance in ASC 860 and the reasons for these differences.
Counterparty Digital Assets and Obligations, page F-15

19. Your policy indicates that your counterparty digital assets and obligations represent your obligation to return the digital asset collateral received under your lending, trading and derivative arrangements where you hold the cryptographic keys and do not have the ability to repledge the collateral. Please revise this policy to also include the counterparty digital assets and obligations custodied by agents for GalaxyOne Prime LLC customers as disclosed on page 18 and as indicated in your August 11, 2023 response to comment 85 in our May 12, 2023 letter.
Note 4. Digital Assets, page F-22

20. Please revise your next amendment to quantify the individually material components of footnote (1) for purchases and receipts in the digital assets rollforward on page F-24. We note that this amount was $3.1 billion and $2.2 billion in the nine months ended
         September 30, 2023 and the year ended December 31, 2022, respectively. Quantify by
 Michael Novogratz
Galaxy Digital Inc.
April 16, 2024
Page 7
      loan interest, pre-launch investments and other investment distributions, including any individually-material components of other investment distributions. In your response and revised disclosure, describe the nature of any material amounts previously included within other investment distributions.
       Please contact David Irving at 202-551-3321 or Mark Brunhofer at 202-551-3638 if you
have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                           Sincerely,
FirstName LastNameMichael Novogratz
                                                           Division of
Corporation Finance
Comapany NameGalaxy Digital Inc.
                                                           Office of Crypto
Assets
April 16, 2024 Page 7
cc:       Joseph A. Hall
FirstName LastName